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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Perclose Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  71361C107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Mr. Arnold Snider c/o Deerfield Management,
                450 Lexington Avenue, Suite 1450,
            New York, New York 10017, (212) 551-1600

     (Date of Event which Requires Filing of this Statement)

                        November 20, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 71361C107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Deerfield Capital, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         537,600

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         537,600

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         537,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.1%

14. Type of Reporting Person

         PN














































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CUSIP No. 71361C107

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Deerfield Management Company

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         62,400

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         62,400

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         62,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         .5%

14. Type of Reporting Person

         PN














































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Item 1.  Security and Issuer

         This statement relates to shares of common stock (the
         "Common Stock") of Perclose Inc. (the "Company").  The
         Company's principal executive office is located at 199 Jefferson Drive, Menlo Park, CA 94025.

Item 2.  Identity and Background

         This statement is being filed on behalf of Deerfield Capital, L.P. ("Deerfield Capital"), a Delaware limited partnership, and Deerfield Management Company ("Deerfield Management"), a New York limited partnership (together referred to as the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as an investment adviser; the principal office of each of the Reporting Persons is at 450 Lexington Avenue, Suite 1450, New York, NY 10017. Deerfield Capital is the general partner of Deerfield Partners, L.P., a Delaware limited partnership, and Deerfield Management is the investment manager of Deerfield International Limited, a British Virgin Islands corporation (together referred to as the "Funds").

         Arnold H. Snider is the sole shareholder, president and director of Snider Capital Corp., a Delaware corporation which serves as the general partner of Deerfield Capital. Mr. Snider is also the sole shareholder, president and director of Snider Management Corporation, a Delaware corporation which serves as the general partner of Deerfield Management.

         Neither of the Reporting Persons nor Mr. Snider has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons nor Mr. Snider has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Snider is a citizen of the United States of America.







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Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 600,000 shares of the Company's Common Stock. All 600,000 shares of Common Stock are held by the Funds. The shares of Common Stock were purchased in open market transactions at an aggregate cost of $12,907,339. The funds for the purchase of the Common Stock held by the Funds came from each entity's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 600,000 shares of the Company's Common Stock. Based on information received from the Company, we believe there to be 10,627,500 shares of the Company's Common Stock outstanding as of November 20, 1997. Therefore, the Reporting Persons beneficially own an aggregate of 5.6% of the Company's outstanding shares of Common Stock.
         Mr. Snider is also deemed to beneficially own 5.6% of the Company's outstanding shares of Common Stock. Deerfield Capital beneficially owns 537,600 shares of the 600,000 shares of Common Stock, equal to 5.1% of the Company's outstanding shares of Common Stock. Deerfield Management beneficially owns 62,400 shares of the 600,000 shares, equal to .5% of the Company's outstanding shares of Common Stock. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that they each respectively currently beneficially own.








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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days.


         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

December 2x, 1997



DEERFIELD CAPITAL, L.P.


By: Snider Capital Corp.,
    General Partner

By: /s/ Arnold H. Snider
    ___________________________
    Arnold H. Snider, President


DEERFIELD MANAGEMENT COMPANY

By: Snider Management Company,
    General Partner

By: /s/ Arnold H. Snider
    ___________________________
    Arnold H. Snider, President









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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

Transaction        Shares Acquired     Price Per Share
Date               (Sold)              (Not Including Commission)
______________     _______________     __________________________

11/20/97              125,000              $21.00











































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